UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 2)

                      Synbiotics Corporation

                         (Name of Issuer)

                     Common Stock, no par value

                   (Title of Class of Securities)

                            87156610

                         (CUSIP Number)

      Roger A. Keller, 7733 Forsyth Blvd., St. Louis, MO 63105
                         (314) 854-5244

             (Name, Address and Telephone No. of Person
          Authorized to Receive Notices and Communications)

                        November 14, 1996

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 87156610                                     Page 2 of 4

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Mallinckrodt Inc.: 36-1263901

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                         (b) / /
    n/a


3.  SEC USE ONLY


4.  SOURCE OF FUNDS
    00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
    n/a                                                      / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York

               7.  SOLE VOTING POWER
  NUMBER OF        539,639
   SHARES
 BENEFICIALLY  8.  SHARED VOTING POWER
   OWNED BY        n/a
     EACH
  REPORTING    9.  SOLE DISPOSITIVE POWER
    PERSON         539,639
     WITH
               10.  SHARED DISPOSITIVE POWER
                    n/a

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     539,639

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                          / /
     n/a

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.3%

14.  TYPE OF REPORTING PERSON
     CO

CUSIP No. 87156610                                    Page 3 of 4

Item 1.  Security and Issuer.
------------------------------

     This statement relates to the Common Stock, no par value (the "Common Stock"), of Synbiotics Corporation, a California corporation (the "Issuer"), whose executive offices are located at 11011 Via
Frontera Drive, San Diego, CA 92127.

Item 2.  Identity and Background.
----------------------------------

     Mallinckrodt Inc. is a New York corporation ("Mallinckrodt") whose principal business is the production and sale of specialty pharmaceutical and highly selected specialty industrial chemicals; the production and sale of human health products in the fields of cardiology, radiology, anesthesiology, nuclear medicine and critical care; and the production and sale of animal health and nutrition products. Mallinckrodt's principal office is located at 7733 Forsyth Boulevard, St. Louis, Missouri 63105.

     During the last five years, neither Mallinckrodt nor any of its executive officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither Mallinckrodt nor any of its executive officers, directors or controlling persons has been and is not now (a) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
------------------------------------------------------------

     Mallinckrodt received 80,833 shares of the Issuer's Common Stock in connection with the dissolution of H&Q Life Science Ventures, a California limited partnership (the "Partnership") which was formed to invest in securities of companies engaged in life science industries in the start-up and development phases. Mallinckrodt was a limited partner of the Partnership. The distribution of shares by the Partnership to Mallinckrodt occurred on November 14, 1996.

Item 4.  Purpose of Transaction.
---------------------------------

     See response to Item 3 above. Mallinckrodt will consider disposing of some or all of the Issuer's Common Stock, depending on conditions in the open market. As previously reported in Mallinckrodt's filing on

CUSIP No. 87516610                                     Page 4 of 4

Schedule 13D, Amendment No. 1, filed with the Securities and Exchange Commission on December 14, 1992, Mallinckrodt has agreed to limitations on its right to sell the 458,806 shares of Common Stock owned by Mallinckrodt prior to the within described acquisition of additional shares. Such limitations do not apply to the recently-acquired shares.

Item 5.Interest in Securities of the Issuer.
-----------------------------------------------

(a) Mallinckrodt beneficially owns an aggregate of 539,639 shares of Common Stock of the Issuer, representing approximately 7.3% of the issued and outstanding shares of the Common Stock.

(b) Mallinckrodt has voting and dispositive power with respect to 539,639 shares of the Common Stock.

(c) Except as set forth in item 3, Mallinckrodt has not engaged in any transactions during the past sixty (60) days with respect to shares of the Common Stock.

(d) Mallinckrodt has the right to receive dividends from or the proceeds from the sale of the Common Stock.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
----------------------------------------------------------------

     No change from information contained in Mallinckrodt's prior filings on Schedule 13D with respect to the Common Stock.

Item 7.  Material to be Filed as Exhibits.
--------------------------------------------

     Not applicable.
                            Signature
                            ----------
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 17, 1997

            MALLINCKRODT INC., a New York corporation

            By: /s/ Roger A. Keller
                -------------------------------
            Name: Roger A. Keller
            Title: Vice President, Secretary & General Counsel